SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 10, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on November 10, 2009.

PRESS RELEASE	Amsterdam, 10 November 2009
ING closes sale of Annuity and Mortgage Businesses in Chile
ING announced today that it has closed the transaction to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A. ING did not disclose terms of the agreement, which was previously announced on 31 July 2009.
In 2008, the Annuity and Mortgage businesses in Chile generated combined pre-tax earnings of approximately EUR 35 million. As previously announced, this transaction does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile.
After this transaction, ING will maintain a strong presence in Chile as the country’s third-largest pension provider with approximately EUR 16 billion in assets under management and approximately 2 million clients. ING also participates in the Chilean Life Insurance and Mutual Fund markets. ING is the second-largest pension provider in Latin America.

Press Enquiries		Investor Enquiries
Victorina de Boer	Dana Ripley	Bill Cokins
ING Group	ING Insurance Americas	ING Group
+31 20 541 5469	+1 770.980.4865	+31 20 541 8607
victorina.de.boer@ing.com	dana.ripley@us.ing.com	bill.cokins@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iv) the frequency and severity of insured loss events, (v) mortality and morbidity levels and trends, (vi) persistency levels, (vii) interest rate levels, (viii) currency exchange rates (ix) general competitive factors, (x) changes in laws and regulations, (xi) changes in the policies of governments and/or regulatory authorities, (xii) conclusions with regard to purchase accounting assumptions and methodologies, (xiii) ING’s ability to achieve projected operational synergies and (xiv) the implementation of ING’s restructuring plan, including the planned separation of banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer W.A. Brouwer
Assistant General Counsel
Dated: November 10, 2009